Exhibit 99.1

18 July 2017

Motif Bio plc

(“Motif” or the “Company”)

Amendment to Amphion Innovations Consultancy Agreement

Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that it has amended the terms of its consultancy agreement with Amphion Innovations plc.

On April 1, 2015, the Group entered into a consultancy agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was US $5,000 per month. On November 1, 2015, the consideration was increased to US $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000. Motif has now increased the consideration to US $125,000 to better reflect Robert Bertoldi’s time commitment of Motif.

The amendment to the consultancy agreement constitutes a related party transaction under AIM Rule 13 of the AIM Rules for Companies as Amphion Innovations plc is a substantial shareholder of Motif. With the exception of Robert Bertoldi and Richard Morgan, the directors of the Company, having consulted with the Company’s nominated adviser, Peel Hunt LLP, consider that the increase in consideration under the consultancy agreement is fair and reasonable insofar as its shareholders are concerned.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Robert Dickey IV (Chief Financial Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

Notes to Editors

About Motif Bio

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin-resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.